

NATIONAL POWERSPORTS DEALER ASSOCIATION
Harley-Davidson Dealer Council

435 S. Washington St.   Falls Church, VA,   22046   • (844) 673-2266
E-mail:info@npda.org • *Website: www.npda.org*

The National Powersports Dealer Association (NPDA), Harley-Davidson Council (H-D Council) shares many of the concerns presented by H Partners regarding the destruction of culture and poor dealer relations, and we have communicated these concerns to current leadership over the past four years. To date, no meaningful changes have occurred that would strengthen the brand and the future of the dealer network.

Despite the fact that Dealers have invested significant time, talent and money in this company for 122 years, H-D's current Chairman, Jochen Zeitz has dismissed dealers' concerns by stating that our discontent is just noise by a small number of angry dealers seeking attention. This is simply not true. We represent more than 170 Harley-Davidson dealers in the United States. This is not a small number. And we are joined by eight separate regional Harley-Davidson dealer associations, representing an additional 168 dealers, who have raised the same concerns.

Further, Mr. Zeitz has shown how far removed he is from his understanding of the backbone of the business and the hard-working and dedicated Harley-Davidson employees who partners with us in delivering world-class products to passionate and loyal riders. The contribution of Harley-Davidson employees to the brand is critical to the success of the dealer network and we have the utmost respect for their partnership. While we cannot speak for employees, we note that the current widespread dealer discontent is aimed at Board leadership, not those who live and breathe the brand's mission for success every day.

The NPDA H-D Council was not organized to be a "take sides organization," but instead one designed to collaborate on issues that are important to our collective business success. Unfortunately, there has been no collaboration under the company's current leadership – forcing us to have to take a stand on behalf of our members.

With new leadership, we stand ready to participate, invest and pledge our support to restore this GREAT company back to the prominence and prestige it once held in the eyes of the dealers and loyal riders of Harley-Davidson motorcycles.

Harley-Davidson dealers throughout the United States are in support of H Partners' positions and support the removal of CEO and Chairman Jochen Zeitz, Presiding Director Tom Linebarger and 29-year director Sara Levinson.

NPDA Executive Board
Bob Key CHAIRMAN, Jayson Davis VICE-CHAIRMAN, Kim Harrison SECRETARY

H-D Council Members
George Gatto Chairman, Chad Clarke, Ray Clements, Preston Douglas, Jay Goodart, Mark Adamec, Mike McGuire, Don Meyers, Russ Saputo, Sr., Brett Tekavec, David Tull, Erik Vandervest, Pokey Weiss, Ozzie Giglio, Bubba Boswell